Exhibit (4)(c)

ACTIVE LIFE CERTIFICATE

Issued by

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

[ a wholly owned subsidiary of The Prudential Insurance Company of America, Inc.

280 Trumbull Street, Hartford, Connecticut 06103 ]

Prudential Retirement Insurance and Annuity Company (“PRIAC”) is issuing this certificate (the “Annuity”) under a group annuity contract. The group annuity contract holder and group annuity contract number are shown below.

PLEASE READ THIS CERTIFICATE CAREFULLY. It is a legal contract between you and PRIAC. This Annuity is issued subject to its provisions and in consideration of any Purchase Payments you make and we accept.

We offer this Annuity to individuals who purchase this Annuity in connection with a deposit of assets to a tax-deferred annuity plan.

Group Annuity Contract: [GA-1234]

Contract Holder: [Wells Fargo Bank, N.A. Trustee for the Prudential Retirement Insurance and Annuity Company Trust]

During the Accumulation Phase, Sub-account transfers, payments and values are based on the Sub-Account’s investment performance and therefore are not guaranteed. Guaranteed withdrawal benefits and payments during the Annuity Phase are supported by PRIAC’s general account.

FREE LOOK

You may return this Annuity to our office for a refund within ten days after you receive it, or longer if required by applicable law or regulation. It can be mailed or delivered to us at the address shown in Section 12.11. The amount of the refund will be the amount required to be returned in accordance with applicable law.

GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

NON-PARTICIPATING

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

[Facsimile Signature]

[President]

SECTION 1. DEFINITIONS

For purposes of this Annuity, the following definitions shall apply:

1.1	Account Value. The value of each allocation to a Sub-account, prior to the Annuity Date, plus any earnings and/or less any losses, distributions, and charges thereon. Account Value is determined separately for each Sub-account, and then totaled to determine Account Value for the entire Annuity.

1.2	Accumulation Phase. The period that begins with the Issue Date and ends on the Annuity Date, or earlier if the Annuity ends through a full Withdrawal or payment of a death benefit.

1.3	Annual Guaranteed Withdrawal Amount. The annual amount we guarantee will be available to you as a Guaranteed Withdrawal. This amount is equal to the product of the Guaranteed Withdrawal Percentage and the Protected Income Base on the Guaranteed Withdrawal Lock-In Date.

If the Guaranteed Withdrawal Lock-In Date is not the same date as the Purchaser’s Birthday, your Annual Guaranteed Withdrawal Amount available for the period from the Guaranteed Withdrawal Lock-In Date to the Purchaser’s next Birthday will be prorated by the ratio of:

(i)	the number of days in the Birthday Year until the Purchaser’s next Birthday, and

(ii)	365 days.

Your Annual Guaranteed Withdrawal Amount may be increased or decreased as provided in Section 7 of this Annuity.

Your Annual Guaranteed Withdrawal Amount will not be greater than [$250,000] or less than [$800].

If the entire Annual Guaranteed Withdrawal Amount is not taken as a Withdrawal in any Birthday Year, the portion of the Annual Guaranteed Withdrawal Amount not taken as a Withdrawal will expire. Guaranteed Withdrawals not taken in a Birthday Year will not increase the Annual Guaranteed Withdrawal Amount for any subsequent Birthday Year.

1.4	Annuity Date. The date we apply the Account Value, less any applicable tax charges, to the applicable annuity option and begin the Annuity Phase.

1.5	Annuity Phase. The period beginning on the Annuity Date during which annuity payments are due.

1.6	Annuity Years. Continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

1.7	Beneficiary(ies): The person(s) designated as the recipient of any death benefit under the tax-deferred annuity this Annuity funds.

1.8	Birthday. The anniversary of the Purchaser’s birth date, or, if such date is not a Valuation Date, the Valuation Date immediately preceding such date.

1.9	Birthday Year. A “Birthday Year” begins on the Purchaser’s Birthday and ends on the day preceding the Purchaser’s next Birthday.

1.10	Contract. The Group Annuity Contract shown on the cover page.

1.11	Eligible Spouse. A Spouse eligible to receive a Spousal Benefit.

1.12	Excess Withdrawal. The total amount of Withdrawals in any Birthday Year in excess of the Annual Guaranteed Withdrawal Amount for that Birthday Year. Certain Withdrawals in connection with a Required Minimum Distribution (RMD) as described in Section 12.1 of this Annuity are not considered nor do they count as Excess Withdrawals.

The amount of any Purchase Payments during any Birthday Year will not reduce prior Excess Withdrawals in that Birthday Year.

1.13	Good Order. Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received (and where applicable, processed) at the address set forth in Section 12.11:

a.	in a form that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations;

b.	on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and

c.	with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

1.14	Guaranteed Withdrawal. Any amount(s) taken as a Withdrawal after the Guaranteed Withdrawal Lock-In Date in any Birthday Year that does not exceed the Annual Guaranteed Withdrawal Amount.

1.15	Guaranteed Withdrawal Percentage. The percentage of your Protected Income Base that you may take as a Guaranteed Withdrawal each Year is:

a.	[4%], if the Guaranteed Withdrawal Lock-In Date is prior to your [65th] Birthday;

b.	[5%], if the Guaranteed Withdrawal Lock-In Date is on or after your [65th] Birthday.

If you are a Purchaser and you elect the Spousal Benefit under Section 8.3, then we will use the age of the younger of you and your Spouse on the Guaranteed Withdrawal Lock-In Date to determine the Guaranteed Withdrawal Percentage.

1.16	Guaranteed Withdrawal Lock-In Date. The date you elect to establish the Annual Guaranteed Withdrawal Amount.

The Guaranteed Withdrawal Lock-In Date may not be earlier than the date you attain age [55].

If you are a Purchaser, then your Spouse is not eligible to receive the Spousal Benefit under Section 8.3 unless both you and your Spouse have attained age [55] on the Guaranteed Withdrawal Lock-In Date.

The election of a Guaranteed Withdrawal Lock-In Date cannot be revoked.

1.17	Guarantee Fee. The fee we charge for our minimum withdrawal guarantees under this Annuity as set forth in Section 10.6.

1.18	Highest Birthday Value. The highest Account Value as of each of the Purchaser’s Birthdays from the Issue Date until the earlier of:

a.	the date the Purchaser attains age [70], or, if the Spousal Benefit under Section 8.2 applies, the date the Purchaser would have attained age [70]; or

b.	the Valuation Date immediately prior to the Guaranteed Withdrawal Lock-In Date.

The amount of each Purchase Payment during a Birthday Year will increase each Highest Birthday Value attained before that Purchase Payment.

Each Withdrawal before the Guaranteed Withdrawal Lock-In Date will reduce the Highest Birthday Value by the percentage equivalent of the ratio of (i) the Withdrawal and (ii) the Account Value on the Valuation Date of the Withdrawal, unreduced by the Withdrawal amount.

[If a Withdrawal occurs within [ninety (90)] days after a Purchase Payment, the preceding paragraph will not apply. Instead, the Highest Birthday Value will be decreased by the greater of:

a.	the amount described in the preceding paragraph; or

b.	the amount of the Withdrawal.]

1.19	Issue Date. The effective date of this Annuity.

1.20	Plan Sponsor. The employer or other entity which maintains the tax-deferred annuity plan.

1.21	Purchaser. The individual who directs purchase payments to be made to this Annuity. Purchaser does not include a spouse eligible for the Spousal Benefit.

1.22	Protected Income Base. Your Protected Income Base equals the greatest of the:

a.	Account Value,

b.	Roll-Up Value, or

c.	Highest Birthday Value,

on the Valuation Date immediately before your Guaranteed Withdrawal Lock-In Date. The Protected Income Base will not be greater than [$5,000,000].

1.23	Purchase Payment. A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges and benefits outlined in this Annuity.

1.24	Roll-Up Value. Your Roll-Up Value equals the sum of all Purchase Payments compounded with an annual effective rate at [5]% from the date of the Purchase Payment until the earlier of:

a.	the date the Purchaser attains age [70], or, if the Spousal Benefit under Section 8.2 applies, the date the Purchaser would have attained age [70]; or

b.	the Valuation Date immediately prior to the Guaranteed Withdrawal Lock-In Date.

The Roll-Up Value is increased by the amount of any Purchase Payments made after the Purchaser’s [70th] Birthday. If the Spousal Benefit under Section 8.2 applies, then the amount of any Purchase Payments made after the date the Purchaser would have attained age [70] will also increase the Roll-Up Value.

Each Withdrawal before the Guaranteed Withdrawal Lock-In Date will reduce the Roll-Up Value by the percentage equivalent of the ratio of (i) the amount of the Withdrawal and (ii) the Account Value on the Valuation Date of the Withdrawal unreduced by the Withdrawal amount.

[If the Withdrawal occurs within [ninety (90)] days after a Purchase Payment, the preceding paragraph will not apply. Instead, the Roll-Up Value will be decreased by the greatest of:

a.	the amount described in the preceding paragraph; or

b.	the amount of the Withdrawal.]

1.25	Separate Account. The insurance company variable separate account shown in Appendix A. We hold Purchase Payments allocated to the Sub-accounts in the Separate Account. The Separate Account is set apart from all the general assets of PRIAC.

1.26	Spouse. The person to whom the Purchaser is legally married on the Guaranteed Withdrawal Lock-In Date. If the Purchaser dies before the Guaranteed Withdrawal Lock-In Date, then the Spouse on the date of the Purchaser’s death.

1.27	Spousal Benefit. An optional benefit described in Section 8 of this Annuity.

1.28	Step-Up Amount. The excess, if any, of (a) over (b), determined annually as of the Valuation Date immediately preceding the Purchaser’s Birthday, where:

a.	is the product of (i) the Account Value and (ii) the Guaranteed Withdrawal Percentage; and

b.	is the Annual Guaranteed Withdrawal Amount.

1.29	Sub-account. A division of the Separate Account that invests in an underlying mutual fund or portfolio. Available Sub-accounts are shown on Appendix A.

1.30	Valuation Date. A day on which the New York Stock Exchange is open for business. The Valuation Date generally closes at 4:00 p.m. Eastern time. We base all transactions processed on a Valuation Date as of the close that Valuation Date.

1.31	you, your. The Purchaser. Unless otherwise specified herein, you and your include a Spouse who is eligible for the Spousal Benefit described in Section 8.2.

1.32	we, us, our. Prudential Retirement Insurance and Annuity Company (PRIAC).

1.33	Withdrawal. Any amount you withdraw from Account Value pursuant to Sections 5.

SECTION 2 PURCHASE PAYMENTS

2.1.	Initial Purchase Payment. Our issuance of this Annuity represents our acceptance of the initial Purchase Payment.

2.2.	Additional Purchase Payments. You may make additional Purchase Payments at any time, subject to the following limitations:

•	Minimum additional Purchase Payment is [$250]. We reserve the right to reduce this minimum.

•

The maximum aggregate amount of Purchase Payments you may make to this Annuity is [$2,000,000]. Our approval is required for Purchase Payments that exceed [$1,000,000] in an Annuity Year. We reserve the right to increase these maximums.

•

We may limit or reject any subsequent Purchase Payment(s) for [ninety (90)] days after the date of a Withdrawal if we determine that as a result of the timing and amounts of your subsequent Purchase Payments and Withdrawals, the Protected Income Base or Annual Guaranteed Withdrawal Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase these guarantees in an unintended fashion is the relative size of subsequent Purchase Payment(s). We will impose such limits for all annuity purchasers in the same class in a non-discriminatory manner.

Unless you otherwise instruct us, we will allocate any additional Purchase Payments among the allocation options according to your most recent allocation instructions.

2.3.	Allocation of Purchase Payments. Except as provided in Section 2.4 below, You may allocate Purchase Payments to any of the Sub-accounts listed in Appendix A.

2.4.	Purchase Payment Restriction. We reserve the right to cease accepting subsequent Purchase Payments at any time for new business purposes. We will exercise such reservation of right for all annuity purchases in the same class in a non-discriminatory manner. We will not accept any Purchase Payments once the Account Value decreases to $0.00. [Your Purchase Payments may be allocated to the AST Money Market Portfolio pending Our receipt of your initial allocation instructions. If We are unable to obtain allocation instructions within 105 days of Our receipt of a Purchase Payment, We will return the Purchase Payment, with earnings, to the Plan Sponsor. The AST Money Market Portfolio is not otherwise available for investment.]

SECTION 3 TRANSFERS

3.1.	Transfers. We offer several Sub-accounts as investment options. You may transfer your Account Value between such options, subject to our allocation and transfer rules. We must receive your transfer request in Good Order. Transfers may be subject to a transfer fee.

3.2.	Transfer Restrictions. We reserve the right to limit the number of transfers in any Annuity Year for all existing or new Annuities. In addition, in light of the risks that frequent transfers impose upon the owners of the annuities and other investors in the Separate Account, and underlying mutual fund portfolios that serve as funding vehicles for the Sub-accounts, we reserve the right to limit transfer activity and impose other requirements or charges to minimize these risks, including but not limited to:

a.	requiring a minimum time period between each transfer,

b.	limiting the number of transfers in any Annuity Year, or

c.	refusing any transfer request for one or more Annuity owner.

SECTION 4 OPERATION OF THE SEPARATE ACCOUNT

4.1	General. The assets supporting our obligations under the Annuity may be held in various accounts, depending on the obligation being supported. Assets supporting Annuity guarantees are held in our general account. Assets supporting obligations based on the Account Value invested in Sub-Accounts are held in a separate account established under the laws of the State of Connecticut.

4.2	Separate Account. We are the legal owner of assets in the Separate Account. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account, are credited to or charged against the Separate Account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in the Separate Account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the obligations supported by such assets. These assets may only be charged with liabilities that arise from such obligations. The Separate Account also holds assets of other contracts issued by us with values and benefits that vary according to the investment performance of the Separate Account.

The Separate Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 act”) as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account.

Sub-accounts may invest in underlying mutual funds or portfolios. We reserve the right to change the investment policy of any or all Sub-accounts, add Sub-accounts, eliminate Sub-accounts, combine Sub-accounts, limit access to a Sub-account or to substitute underlying mutual funds or portfolios of underlying mutual funds, subject to any required regulatory approvals. Values and benefits based on deposits to the Sub-accounts will vary with the investment performance of the underlying mutual fund or fund portfolios, as applicable. We do not guarantee the investment results of any Sub-account.

We reserve the right to transfer assets of the Separate Accounts, which we determine to be associated with the class of contracts to which this certificate belongs, to another separate account. If this type of transfer is made, then the term “Separate Account” as used in this Annuity shall mean the separate account to which the assets were transferred.

The amount of our obligations in relation to allocations to the Sub-accounts is based on the investment performance of the Sub-accounts. However, the guarantees provided under this Annuity are our general corporate obligations.

SECTION 5 WITHDRAWALS

5.1.	General. We may require that you submit a request in Good Order for any Withdrawal. We may also require that you send your Annuity to the address listed in Section 12.11 as part of any surrender request. We price any distribution on the date we receive all materials in Good Order.

5.2.	Withdrawals Not Required. Withdrawals are not required at any time, other than to comply with the terms of the Code.

5.3.	Frequency of Withdrawals. Withdrawals may be taken in any amount and frequency. We take Withdrawals proportionally from the Sub-accounts, unless you instruct us otherwise and the allocation is one we allow. However, we reserve the right to require each Withdrawal be at least [$250].

5.4.	Withdrawals Resulting in Termination of Annuity. Except as provided in Section 6.2, if the Account Value equals zero because of Withdrawals, this Annuity shall terminate and shall have no further value or benefits.

5.5.	Order of Withdrawals. When a Withdrawal occurs, the amount withdrawn will be pro-rated among the amount allocated to each Sub-account. In addition, if the Account Value has more than one Guarantee Fee when a Withdrawal occurs, the amount to be withdrawn from will be pro-rated among the amounts subject to each Guarantee Fee.

SECTION 6 GUARANTEED WITHDRAWALS

6.1.	Guaranteed Withdrawals. We guarantee that Guaranteed Withdrawals may be taken each Birthday Year starting at the Guaranteed Withdrawal Lock-In Date until your death, in an amount equal to the Annual Guaranteed Withdrawal Amount. If you are the Purchaser and elect the Spousal Benefit described in Section 8.3, then we guarantee that Guaranteed Withdrawals may be taken each Birthday Year after your death until the death of your Eligible Spouse, as described in Section 8 of this Annuity.

6.2.	Guaranteed Withdrawals When the Account Value Reaches Zero. We will make one or more payments each Birthday Year from our general account that in the aggregate with any Guaranteed Withdrawal taken during such Year will equal the Annual Guaranteed Withdrawal Amount, if:

a.	the Account Value is $0.00; and

b.	the Annual Guaranteed Withdrawal Amount is greater than $0.00 on or after the Guaranteed Withdrawal Lock-In Date.

We will make these payments from our general account. In the absence of alternate instructions, we will make payments [quarterly]. However, in the Birthday Year we first make payments from our general account, if the total amount of the payments expected to be made from our general account during that year is less than the Annual Guaranteed Withdrawal Amount, then we may make a single sum payment of the total amount.

SECTION 7 ADJUSTMENTS TO THE ANNUAL GUARANTEED WITHDRAWAL AMOUNT

7.1.	Annual Guaranteed Withdrawal Amount Increased by Purchase Payments. The Annual Guaranteed Withdrawal Amount will increase if a Purchase Payment is made after the Guaranteed Withdrawal Lock-In Date. The increase will equal the product of (i) the Guaranteed Withdrawal Percentage and (ii) the amount of the Purchase Payment.

These increases are subject to the following limitations:

In the initial Birthday Year that the Guaranteed Withdrawal Lock-In Date is elected, we will reduce the amount of such increase if the Purchase Payment is not allocated on the Purchaser’s Birthday. The increase will be prorated by the ratio of (i) the days in the Birthday Year until the Purchaser’s next Birthday and (ii) 365 days. This reduction in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

The additional amount may be taken as a Guaranteed Withdrawal in the Birthday Year in which the Purchase Payment is made unless an Excess Withdrawal was taken before the Purchase Payment. If so, the additional amount will be effective for Guaranteed Withdrawals starting the next Birthday Year.

If the entire Annual Guaranteed Withdrawal Amount is not taken as a Withdrawal in any Birthday Year, the portion of the Annual Guaranteed Withdrawal Amount not taken as a Withdrawal will expire. Guaranteed Withdrawals not taken in a Birthday Year will not increase the Annual Guaranteed Withdrawal Amount for any subsequent Birthday Year.

7.2.	Annual Guaranteed Withdrawal Amount Increased by Step-Up Amount. On each Birthday after the Guaranteed Withdrawal Lock-In Date, we may increase the Annual Guaranteed Withdrawal Amount by any Step-Up Amount. The additional amount may, but is not required to, be taken as a Guaranteed Withdrawal in the Birthday Year in which the increase to the Annual Guaranteed Withdrawal Amount occurs.

If there is no increase in the Guarantee Fee, the Annual Guaranteed Withdrawal Amount will increase automatically by the Step-Up amount.

The Guarantee Fee, as described in Section 10.6, may increase if there is an increase in the Annual Guaranteed Withdrawal Amount by the Step-Up Amount. Refer to Section 10.6 to determine the percentage that applies to calculate the Guarantee Fee.

If there is an increase in the Guarantee Fee, we will give to the person that can make Withdrawals [ninety (90)] days notice of his or her eligibility for the increase to the Annual Guaranteed Withdrawal Amount. If that person accepts the Step-Up amount, this will result in an increase in the Guarantee Fee. If that person decides to reject both increases, we must be notified in writing within the [ninety (90)] day period of such rejection. Otherwise, we will consider that person to have accepted both increases.

You or an Eligible Spouse’s rejection of a Step-Up amount does not affect the eligibility for subsequent Step-Up Amounts.

7.3.	Annual Guaranteed Withdrawal Amount Decreased by Excess Withdrawals. If an Excess Withdrawal is taken in a Birthday Year, we will decrease the Annual Guaranteed Withdrawal Amount by the percentage equivalent to the ratio of:

(i)	the amount of the Excess Withdrawal and

(ii)	the Account Value as of the Valuation Date of the Excess Withdrawal without reduction for the amount of the Excess Withdrawal.

[If the Excess Withdrawal occurs within [ninety (90)] days after a Purchase Payment, then the preceding paragraph will not apply. Instead, the Annual Guaranteed Withdrawal Amount will be decreased by the greater of:

(iii)	the amount described in the preceding paragraph; or

(iv)	the product of the Guaranteed Withdrawal Percentage and the amount of the Excess Withdrawal.]

SECTION 8 SPOUSAL BENEFIT

8.1.	General. This Section describes the Spousal Benefit feature of this Annuity. The Spousal Benefit is an optional benefit offered for an additional fee. Under the Spousal Benefit, we guarantee that the Annual Guaranteed Withdrawal Amount, as adjusted under the terms of this Annuity, will be available for Guaranteed Withdrawals until the later to die of the Purchaser and his or her Spouse. We may require proof of marriage and other information that satisfies our requirements, all in Good Order.

8.2.	Spousal Benefit If Purchaser Dies Before the Guaranteed Withdrawal Lock-In Date. If the Purchaser dies before the Guaranteed Withdrawal Lock-In Date, and at the time of the Purchaser’s death a surviving Spouse is the sole Beneficiary, then the surviving Spouse may continue this Annuity and the Guaranteed Withdrawal benefit to the extent permitted by the Code. The Spouse may establish an Annual Guaranteed Withdrawal Amount by selecting a Guaranteed Withdrawal Lock-In Date. The age of the Spouse will be used to determine the Guaranteed Withdrawal Percentage. The Purchaser’s Birthday (not the Birthday of the surviving Spouse) will be used to determine the Roll-up and Highest Birthday values, the Birthday Year for the Annual Guaranteed Withdrawal Amount and the availability of Step-Ups.

8.3.	Spousal Benefit If Purchaser Dies After the Guaranteed Withdrawal Lock-In Date. If you are a Purchaser and your Spouse is the sole Beneficiary on the Guaranteed Withdrawal Lock-In Date, as part of that election, you may also make an irrevocable election to have the Annual Guaranteed Withdrawal Amount continue after your death for Guaranteed Withdrawals during your surviving Spouse’s life.

If such election is made, the Annual Guaranteed Withdrawal Amount will be available to your Spouse provided at the time of your death:

a.	your Spouse is living;

b.	you are legally married to the same Spouse; and

c.	your Spouse is the sole Beneficiary.

When your Eligible Spouse dies, the Annual Guaranteed Withdrawal Amount will expire. Any Account Value will be paid pursuant to Section 9 of this Annuity.

The election under this Section 8.3 may not be made before the date both the Purchaser and Spouse have attained age [55].

SECTION 9 DEATH BENEFIT

9.1.	General. Except as provided in Section 8 of this Annuity, upon your death (or upon the later death of an Eligible Spouse) before the Annuity Date, we pay the Account Value to the Beneficiary as a death benefit. We pay death benefit claims upon receipt of due proof of death, and other documentation we require, in Good Order. The amount of the death benefit is determined when we receive this documentation in Good Order. A death benefit is payable only if your Account Value is greater than zero.

SECTION 10 FEES

10.1.	General. The charges that are or may be assessed against your Annuity are the contract fee, tax charge, transfer fees, insurance and administrative charge and guarantee fee.

10.2.	Contract Fee. This is an annual maintenance fee deducted at the end of each Annuity Year. The amount of this charge is [$ 0.00] The maximum amount of this charge is [$150]. We reserve the right to reduce this fee, and/or waive it for certain annuities with a minimum Account Value. We will waive all or a portion of this fee if we are required by law or regulation. As of the Valuation Date the contract fee is due, the fee is assessed proportionately against the Account Value of all investment options to which your Account Value is allocated.

10.3.	Tax Charge. We reserve the right to impose a charge generally intended to approximate any applicable premium tax, retaliatory tax and other taxes imposed on us. In some cases the tax charges may be more and in some cases less than the actual amount of taxes we are required to pay with respect to a particular annuity. We may, in our discretion, pay these taxes when due and deduct the tax charges from the Account Value later.

10.4.	Transfer Fee. We may impose a transfer fee of up to [$30] for each transfer after the twelfth in an Annuity Year. The amount of this fee is currently [$0.00]. We reserve the right to reduce this transfer fee or increase the number of transfers before the fee is applied. We deduct this fee immediately after a transfer and the fee is assessed proportionately against all investment allocations to which your Account Value is allocated. We reserve the right to reduce the transfer fee for transfers made electronically or through another mode we allow.

10.5.	Insurance and Administrative Charge. We deduct this charge daily against the assets allocated to the Sub-accounts. The current insurance and administrative charge equals on an annual basis [.50%] of the daily value of the contract. We have the right to increase this charge up to [1.60%]. Any increase in this charge would apply immediately to the daily value of the Sub-accounts. We will give you prior written notice before increasing this charge. We deduct this charge based upon the Annuity’s Account Value. The charge is affected by any increases or decreases in your Account Value based on market fluctuations of the Sub-accounts. Therefore, a portion of the amount we receive from the charge may include amounts based on market appreciation of the Sub-account values.

10.6.	Guarantee Fee. We deduct this charge daily against the assets allocated to the Sub-Accounts for our minimum withdrawal guarantees. The Guarantee Fee is the product of (i) the Account Value and (ii) the applicable percentage as set forth below.

a.	Except as provided below in Section 10.6(b), the current aggregate annual rate of Guarantee Fee is [0.95]%. We have the right to increase this Fee to [1.45]%.

b.	Upon the Guaranteed Withdrawal Lock-In Date for the Spousal Benefit described under Sections 8.2 or 8.3, the aggregate annual rate of the Guarantee Fee is [1.45]%. We have the right to increase this Fee to [2.05]%.

We will not reduce the Guarantee Fee if the Spousal Benefit is not available because one of the events described in Section 8.3(a), (b), or (c) has occurred before your death.

We reserve the right to change the Guarantee Fee by providing [ninety (90)] days advance written notice of such change. If we make such a change, the new Guarantee Fee will apply only to Purchase Payments on and after the effective date of such change, except in the case of certain Step Up transactions described in Section 7.2. We will keep a record of amounts subject to each Guarantee Fee.

10.7	Underlying Fund Expenses. Sub-accounts invest in shares of a corresponding underlying mutual fund. Those funds charge fees that are in addition to the contract-related fees described in this section. These fees affect the market value of the Sub-accounts and therefore your Account Value, but are not charges directly imposed by the Annuity.

SECTION 11 ANNUITY OPTION

11.1.	General. This Annuity provides for payments under one of the Annuity Payout Options described below. With our consent, you may also select any other available Annuity Payout Options in addition to those shown. You will be the payee of the options made available, unless we receive other instructions in Good Order.

Annuity payments can be guaranteed for a certain period or for a certain period and life. You may choose an Annuity Date, an annuity option and the frequency of annuity payments. The earliest available Annuity Date is one year from the date we issue this Annuity.

You may change your choices at any time up to thirty days before any Annuity Date you selected. We must receive your request in Good Order. In the Annuity Phase, subsequent to the death of the Annuitant, we continue to pay any “certain” payments (payments not contingent on the continuance of any life) to the named payee or, if applicable, any named successor payee. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

If at the time this Annuity reaches the Annuity Phase the Account Value is less than [$2,000], or would provide an initial payment amount of less than [$100 per month], then we reserve the right to pay you the Account Value in one lump sum in full satisfaction of our obligations under this Annuity.

11.2	Annuity Payout Options. For purposes of the annuity options described below, the term “measuring life” means the person upon whose life any payments dependent upon the continuation of life are based.

a.	Option 1– Payments for a Certain Period: Under this option, payments are made periodically for a specified number years, subject to our then current rules.

b.	Option 2 – Life Income Annuity: Under this option, payments are made for as long as the Annuitant lives, with payments certain for 120 months. We may make other payment frequencies and durations available.

We reserve the right to require evidence satisfactory to us of the age of any “measuring life” upon whose life payment amounts are calculated before commencement of any annuity payments.

Fixed annuity payments under Option 1 or 2 above do not fluctuate.

11.3	[Annuity Purchase Rates. The annuity rates for the Life Income Annuity option above will not be less than those determined by the following actuarial assumptions:

1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the annuitant’s year of birth; Interest-2%; Loading-8.25%.

If, on the Annuity Date, our current annuity purchase rates offered to annuitants in the same class as you are more favorable than the rates produced by the assumptions above, then we will make payments to you based on our current purchase rates. ]

SECTION 12- MISCELLANEOUS

12.1.	Required Minimum Distributions. If you or an Eligible Spouse is required to take a Required Minimum Distribution (“RMD”), we will determine the amount you or an Eligible Spouse would need to take as a Withdrawal for the next following calendar year (the “RMD Payment Year”) to comply with the RMD requirements of the Code.

We will calculate the RMD amount as of the last Valuation Date in each calendar year [following the Guaranteed Withdrawal Lock-In Date/beginning with the calendar year immediately preceding the calendar year of the Guaranteed Withdrawal Lock-In Date].

If the RMD amount is greater than the Annual Guaranteed Withdrawal Amount, We will allow you or an Eligible Spouse to take up to the entire RMD amount as Withdrawals in each RMD Payment Year. We will not count nor consider the difference between the RMD amount and the Annual Guaranteed Withdrawal Amount to be an Excess Withdrawal in that RMD Payment Year.

The RMD amount may not be the same as the RMD amount calculated for your or an Eligible Spouse’s entire individual retirement account balance. If you want further information on the RMD calculation under this Annuity, you may contact us at [1-800-458-6333] or write to us at the address indicated in Section 12.11 below.

12.2.	Reports to You: We provide reports to you. We will provide you with reports at least once annually showing your Account Value and other relevant information about your Annuity. You may request additional reports. We reserve the right to charge up to [$50] for each such additional report.

12.3.	Misstatements and Corrections. If we discover that your or an Eligible Spouse’s age or any other fact pertaining to our guarantees or payments under this Annuity was misstated, or we discover a clerical error, then we will make adjustments to any payments, fees, guarantees or other values under this Annuity to reasonably conform to the facts. Such adjustments will follow our established procedures applied on a uniform basis.

12.4.	Assignment. This Annuity is for the exclusive benefit of you, an Eligible Spouse and Beneficiary, if applicable. To the full extent permitted by law and the Contract, this Annuity shall not be subject to legal process for the claims of creditors of anyone. Except as provided in this Annuity, you, an Eligible Spouse, or Beneficiary may not sell, assign, forfeit, transfer or pledge for collateral this Annuity.

12.5.	Information and Proof. We may require any information and proof that we believe is necessary to fulfill our obligation under this Annuity.

12.6.	Regulatory Requirements. Any revision to the Contract will not affect our guarantees as provided in this Annuity unless the revision is required to comply with federal or state law or any applicable rule or regulation issued by a government agency

12.7.	Entire Contract: This Annuity and the Contract, including any riders, endorsements, schedule supplements, and amendments that are made part of this Annuity or the Contract are the entire contract. This Annuity may be changed or modified only in a writing signed by our President, a Vice President, or Secretary. We are not bound by any promises or representations made by or to any other person.

12.8.	Nonparticipation: The Annuity does not share in our profits or surplus earnings.

12.9.	Deferral of Transactions: We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any fixed annuity payout for more than thirty days, we pay interest not less than that required by law. We may defer any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed seven calendar days from the date the transaction is effected. Any other deferral period begins on the date such distribution or transfer would otherwise have been transacted.

In addition to the transfer restrictions above, all transactions into, out of, or based on any Sub-account may be postponed whenever: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

12.10.	Evidence of Survival: Before we make a payment, we have the right to require proof of continued life and any other documentation we need to make a payment. We can require this proof for any person whose life or death determines whether or to whom we must make the payment.

12.11.	Correspondence. You must send any notices required under this Annuity to us in writing (by first class mail, postage prepaid).

You must send them to us at the following address:

[Prudential Retirement

30 Scranton Office Park

Scranton, PA 18507-1789]

We will send any correspondence to you or your Eligible Spouse at the address last shown on our records.

APPENDIX A

SEPARATE ACCOUNTS: PRIAC Variable Contract Account A

Sub-account Portfolios:	[AST Capital Growth Asset Allocation Portfolio
AST Balanced Asset Allocation Portfolio
AST Conservative Asset Allocation Portfolio
AST Preservation Asset Allocation Portfolio
AST Money Market Portfolio*

* This Money Market Portfolio is only used for temporary investments pending Prudential’s receipt of allocation instructions.]

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APPENDIX B

403(b) TAX COMPLIANCE

Purchase Payments – Contributions. You may direct Purchase Payments consisting of elective deferrals (within the meaning of Section 402(g) of the Code) to this Annuity pursuant to a salary reduction agreement with your Employer. Your elective deferrals for a calendar year shall not exceed the limits of Section 402(g) of the Code. However, if you have attained or will attain age 50 or over by the end of the calendar year, you may choose to have an additional amount of elective deferrals made by the Employer, up to the catch-up deferral contribution limit in effect under Section 414(v) of the Code for the year, over any dollar or percentage limit applicable to you in the absence of any catch-up elective deferral contribution.

Distributions. Distributions of Purchase Payments are permitted only if you attain age 59 ½, have a severance from employment with the employer regardless of when your severance from employment occurred, if you die, become disabled within the meaning of Section 72(m)(7) of the Code, incur a hardship within the meaning of Section 403(b)(11)(B) of the Code, or you are eligible for a qualified reservist distributions within the meaning of 72(t)(2)(G) of the Code. For distributions in the case of a hardship, distributions of Purchase Payments shall be permitted, but income attributable to such Purchase Payments may not be distributed.

Distributions of your interest in this Annuity shall be made in accordance with the requirements of Sections 401(a)(9) and 403(b)(10) of the Code and the regulations thereunder, including the optional direct transfer of eligible rollover distributions in accordance with Section 401(a)(31) of the Code.

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